

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 4631

August 13, 2009

Beth B. Hood
Vice President and Chief Financial Officer
North American Galvanizing & Coatings, Inc.
5314 S. Yale Avenue, Suite 1000
Tulsa, Oklahoma 74135

> **Re:** **North American Galvanizing & Coatings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 1-3920**

Dear Ms. Hood:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

Compensation Discussion and Analysis, page 9

1.  In future filings, please ensure that the overall disclosure contains a sufficient quantitative or qualitative discussion of the analyses performed to determine for each element of short term and long term compensation the actual payout amounts made to each of the named executive officers. Explain and place in context specific quantitative and qualitative factors considered when determining particular pieces of each named executive officer's compensation package. For instance, please explain why the amount of compensation paid is appropriate in

Beth Hood
North American Galvanizing & Coatings, Inc.
August 13, 2009
Page 2

light of the various factors considered in making specific compensation decisions. If applicable, explain the use of discretion in compensation decisions and how discretion may affect actual compensation amounts where the company's actual performance results differ from its performance goals or targets.

Salary, page 9

2.     In future filings, when discussing benchmarking, please clarify the extent to which you are setting compensation levels to remain competitive within the peer group approved by the compensation committee.  Explain the relationship between the actual compensation of each of the named executive officers and the compensation data contained in the peer group assessment.  Discuss where actual payments fall within targeted parameters and to the extent actual compensation was outside a targeted percentile range, please explain why.  See Item 402(b)(2)(xiv) of Regulation S-K.

Annual Incentive Compensation, page 9

3.     In future filings, please provide a more detailed discussion and analysis of how corporate performance and individual performance contributed to the actual bonus amount for each of the named executive officers.  Disclose the specific targets and discuss how much weight is given to the achievement of corporate performance goals or targets versus individual performance goals in determining the actual bonus amount of each of the named executive officers.  Explain the extent to which minimum or maximum corporate performance goals or targets were achieved and how achievement of corporate performance goals or targets resulted in specific payouts for each of the named executive officers.  See Items 402(b)(2)(**v**)-(vii) of Regulation S-K.

2004 Incentive Stock Plan, page 10

4.     In future filings, please explain clearly how the compensation committee's subjective evaluation is ultimately translated into objective pay determinations for each of the named executive officers.  We note the disclosure that the grant amounts in recognition of 2008 performance are the same as the grant amounts in recognition of 2007 performance.

FORMS 10-Q FOR THE PERIODS ENDED MARCH 31, 2009 AND JUNE 30, 2009

Item 4.  Controls and Procedures

5.     We note the disclosure that North American Galvanizing & Coatings' disclosure controls were effective to ensure that information required to be disclosed is recorded, processed, summarized, and reported as and when required.  As described, however, this description does not conform fully to the definition in

Rules 13a-15(e) and 15d-15(e) under the Exchange Act because the description does not indicate that the disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. Please revise in future filings. Alternatively, you may simply state that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

6.  We note the "in all material respects" language included in the description. Please delete the "in all material respects" language in future filings.

Exhibits 31.1 and 31.2

7.  Item 601(b)(31) of Regulation S-K specifies that the certifications must be exactly as set forth in the item. We note that subparagraphs (b) and (c) of paragraph 4 in the certifications are identical and are what is required by subparagraph (c) of paragraph 4 of Item 601(b)(31) of Regulation S-K. We note that the certifications omit, however, what is required by subparagraph (b) of paragraph 4 of Item 601(b)(31) of Regulation S-K, namely, "Designed such internal control over financial reporting…" Please file amendments to the 10-Qs containing the financial statements, the information required by Item 307 of Regulation S-K, and the certifications required by Item 601(b)(31) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Beth Hood
North American Galvanizing & Coatings, Inc.
August 13, 2009
Page 4

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709, if you have questions regarding the financial statements or related issues.  Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728, or Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have any other questions regarding our comments.

                                    Sincerely,


                                    John Cash
                                    Accounting Branch Chief